Exhibit 12

Bank of Hawaii Corporation and Subsidiaries
Statement Regarding Computation of Ratios

	Three Months Ended
(dollars in thousands)	March 31, 2005	March 31, 2004
Earnings:
1. Income Before Income Taxes	$72,110	$61,851
2. Plus: Fixed Charges Including Interest on Deposits	19,500	15,725
3. Earnings Including Fixed Charges	91,610	77,576
4. Less: Interest on Deposits	11,604	9,200
5. Earnings Excluding Interest on Deposits	$80,006	$68,376

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$19,500	$15,725
7. Less: Interest on Deposits	11,604	9,200
8. Fixed Charges Excluding Interest on Deposits	$7,896	$6,525

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	4.7 x	4.9 x
Excluding Interest on Deposits (Line 5 divided by Line 8)	10.1 x	10.5 x